82-3919

BANDAI

02015151

Bandai

SUPPL

Interim Consolidated Results

(April 1, 2001 to September 30, 2001)

This document has been prepared as a guide to non-Japanese investors and contains forward-looking statements that are based on managements' estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. This document is a translation of the Japanese-language original.

November 13, 2001

Interim Financial Statements (Consolidated)
For the period ended September 30, 2001

BANDAI CO., LTD.
Stock Code: 7967

Stock Exchange: Tokyo Stock Exchange (TSE)
Head office: Tokyo, Japan
Bandai pays interim dividends.

Date of the Meeting of the Board of Directors: November 13, 2001
Has the company adopted U.S. G.A.A.P: No.

All data in millions of yen, rounded down, except dividends, per share amounts and percents.

1. Business Results for the Interim Period Ended September 30, 2001

(1) Consolidated Operating Results

(In millions of yen, rounded down- except where noted)

	Net Sales		Operating Income		Recurring Income	
Interim Period Ended September 30, 2001	110,321	7.2%	11,184	17.0%	11,789	20.4%
Interim Period Ended September 30, 2000	102,872	(2.3%)	9,559	242.3%	9,788	163.1%
Fiscal Year Ended March 31, 2001	217,010		15,816		16,346	

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Interim Period Ended September 30, 2001	5,564	(28.8%)	113.78 yen	-
Interim Period Ended September 30, 2000	7,812	-	161.31 yen	-
Fiscal Year Ended March 31, 2001	12,897		265.47 yen	-

Notes: 1) Profit or loss from investments in subsidiaries and affiliates accounted for by the equity method:
Interim period ended September 30, 2001: 154 million yen
Interim period ended September 30, 2000: 406 million yen
Fiscal year ended March 31, 2001: 504 million yen

2) Average number of outstanding shares during the period (Consolidated):
Interim period ended September 30, 2001: 48,902,703 shares
Interim period ended September 30, 2000: 48,430,363 shares
Fiscal year ended March 31, 2001: 48,583,010 shares

3) Changes to accounting procedures: None.

4) All percents represent changes compared with the prior interim period ended September 30, 2000.

(2) Consolidated Financial Position

(In millions of yen, rounded down - except where noted)

	Total Assets	Shareholders' Equity	Equity Ratio	Equity Per Share
Interim Period Ended September 30, 2001	198,374	112,288	56.6%	2,295.27 yen
Interim Period Ended September 30, 2000	193,432	99,016	51.2%	2,041.42 yen
Fiscal Year Ended March 31, 2001	205,557	107,217	52.2%	2,193.66 yen

Notes: 1) Total number of issued shares outstanding at the end of the period (Consolidated):
Interim period ended September 30, 2001 48,921,856 shares
Interim period ended September 30, 2000 48,503,760 shares
Fiscal year ended March 31, 2001 48,875,879 shares

(3) Consolidated statement of cash flows

(In millions of yen, rounded down)

	Net cash provided by operating activities	Net cash provided by investment activities	Net cash provided by financing activities	Cash and cash equivalents at the end of the year
Interim Period Ended September 30, 2001	13,556	(6,996)	(11,697)	36,378
Interim Period Ended September 30, 2000	4,472	(3,006)	(28,969)	32,258
Fiscal Year Ended March 31, 2001	14,837	(4,569)	(29,349)	41,136

(4) Matters concerning the consolidated subsidiaries as well as companies investments in which have been accounted for by the equity method :

- Number of consolidated subsidiaries: 28
- Number of non-consolidated subsidiaries for which the equity method has been carried out: 0
- Number of affiliated companies for which the equity method has been carried out: 2

(5) Changes of the consolidated subsidiaries, as well as companies investments in which have been accounted for by the equity method:

Consolidated subsidiaries: (Newly included) 2
(Excluded) 4
Companies for which the equity method of accounting has been carried out:
(Newly included) 1
(Excluded) 4

2. Fiscal Year 2001 Full Year Projections (April 1, 2001 - March 31, 2002)

(In Millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Year Ending March 31, 2002	220,000	19,000	9,500

Reference: Projected net income per share for fiscal year 2001 (Fiscal year ending March 31, 2002): 194.19 yen

I. Information on the Bandai Group

The Bandai Group of Companies (the "Group") consists of BANDAI Co., Ltd., as well as 37 subsidiaries and 3 affiliated companies. The Group's main business areas include the manufacture and sale of toys and models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines and software, amusement equipment, based on the Group's core character-merchandising business, as well as the production and sale of video software and other visual and musical works and network content, etc. The Group is also engaged in distribution, planning, development and other services related to the above areas of business.

The Group is structured as outlined below. The business categories shown below are the same as those used in the Information by Business Area.

Business Area	Sales category	Region	Major companies
Toys and Amusement Area	Toys, models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines, game software, amusement equipment and prizes, operation of amusement facilities, network content, etc.	Domestic	Bandai Co., Ltd., Banpresto Co., Ltd., Megahouse Corp., Yutaka Co., Ltd., Bandai Networks Co., Ltd., Seika Co., Ltd., Banwave Co., Ltd., Bec Co., Ltd., Seeds Co., Ltd., Banpresoft Co., Ltd., Plex Co., Ltd., Unifive Co., Ltd.(*2), Happinet Corp. and 3 other companies (of which 1 company *1) (16 companies in total)
		Overseas	Bandai America Inc., Bandai S.A., Bandai U.K. Ltd., Bandai España S.A., B.G. Toys & Entertainment GmbH. (*1), Bandai (H.K.) Co., Ltd., Banpresto (H.K.) Ltd., BHK Trading Ltd., Bandai Industrial Co., Ltd., Bandai Pte. Ltd. and 4 other companies (14 companies in total)
Media Area	Visual software, etc.	Domestic	Bandai Visual Co., Ltd., Sunrise Inc. and 1 other company (3 companies in total)
		Overseas	Bandai Entertainment Inc. (1 company in total)
Other Areas	Transportation and warehousing of products, maintenance and sale of automobiles, insurance agency business, leasing, real estate management, publishing, advertising agency business, etc.	Domestic	Bandai Logipal Inc., Banalex Corp., Artpresto Co., Ltd., Bandai Automobile Co., Ltd. , Sotsu Agency Co., Ltd. and 1 other company (6 companies in total)
		Overseas	1 company (1 company in total)

*1 Being liquidated as of September 30, 2001
*2 Merged by Banpresto Co., Ltd. as of September 1, 2001

BANDAI

Business Organization


Business
Companies Engaged in Planning and Creation (Development)
Companies Engaged in Production
Companies Engaged in Manufacture and Sales
Companies Engaged in Sales
Toys and Amusement Area
<Japan>
Megahouse Corp.
Bec Co., Ltd.
Banpresoft Co., Ltd.
Plex Co., Ltd.
Seeds Co., Ltd.
Bandai Co., Ltd. (the Company)
Banpresto Co.,Ltd.
Yutaka Co., Ltd.
Bandai Networks Co.,Ltd.
Seika Co., Ltd.
Banwave Co., Ltd.
Happinet Corp. (*1)
<North America>
BANDAI AMERICA INC.
<Europe>
BANDAI S.A.
BANDAI U.K. LTD.
BANDAI ESPANA S.A.
<Asia>
BANDAI (H.K.) CO.,LTD.
BANPRESTO (H.K.) LTD.
BHK . TRADING LTD.
BANDAI INDUSTRIAL CO., LTD.
BANDAI PTE. LTD.
Media Area
<Japan>
Sunrise Inc.
Bandai Visual Co., Ltd.
<North America>
BANDAI ENTERTAINMENT INC.
Other Areas
<Japan>
Bandai Logipal, Inc.
Bandai Automobile Co., Ltd.
Banalex Corp.
Artpresto Co., Ltd.
Sotsu Agency Co., Ltd. (＊1)
Customers and Consumers
Note: No mark: Consolidated Subsidiaries
*1 Affiliated companies accounted for the equity method.
Products and Services
Parts and Components
Planning

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In Millions Of Yen)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
(Consolidated subsidiaries)						
Bandai Visual Co., Ltd.	Taito-ku, Tokyo	1,502	Media	84.1 (0.9)	Planning, creation and sale of visual software, etc. A: 1 B: 1	
Banpresto Co., Ltd.	Matsudo-shi, Chiba	3,020	Toys & amusement	51.1 (0.1)	Manufacture and sale of game software, amusement equipment, etc. A: 0 B: 0	(Notes) 4,5,7
Megahouse Corp.	Taito-ku, Tokyo	1,520	Toys & amusement	100.0	Selling products, etc. to Bandai. A: 2 B: 1	
Yutaka Co., Ltd.	Taito-ku, Tokyo	480	Toys & amusement	100.0	Supplied with Components by Bandai A: 3 B:2	
Sunrise Inc.	Suginami-ku, Tokyo	32	Media	86.4 (6.6)	Planning and creation of animation A: 2 B: 1	
Bandai Networks Co., Ltd.	Chiyoda-ku, Tokyo	586	Toys & amusement	85.3	Providing content for advanced function mobile phones A: 5 B: 2	
Seika Co., Ltd.	Sumida-ku, Tokyo	205	Toys & amusement	58.6	Planning, development and sales of stationery and miscellaneous goods. A:2 B: 1	
Bandai Logipal Inc.	Katsushika-ku, Tokyo	1,424	Other areas	43.2	Mainly transportation and warehousing of Bandai's products A: 0 B: 0	(Notes) 3,5,8
Banalex Corp.	Shinjuku-ku, Tokyo	1,305	Other areas	100.0	Leasing office equipment, etc. to Bandai and Banpresto Co., Ltd., etc. A: 4 B:3	
Banwave Co., Ltd.	Taito-ku, Tokyo	300	Toys & amusement	100.0 (100.0)	Purchasing for sale amusement equipment from Banpresto Co., Ltd.. A: 0 B: 0	
Bec Co., Ltd.	Nakano-ku, Tokyo	166	Toys & amusement	100.0	Development of Bandai's products A: 3 B: 2	
Seeds Co., Ltd.	Shimotsuga-gun, Tochigi	100	Toys & amusement	100.0	Manufacture of Bandai's products A: 2 B: 1	

*Note: The value of 'A' represents the number of officers at the company in question who are also officers or employees of Bandai. 'B' represents the number of officers of 'A' who are employed by Bandai Co., Ltd.

BANDAI

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In Millions Of Yen)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
Banpresoft Co., Ltd.	Chuo-ku, Tokyo	100	Toys & amusement	100.0 (100.0)	Planning and development of Banpresto's products A:0 B:0	
Plex Co., Ltd.	Shinjuku-ku, Tokyo	40	Toys & amusement	100.0	Planning and development of Bandai's products A: 3 B: 1	
Artpresto Co., Ltd.	Matsudo-shi, Chiba	30	Other areas	100.0 (55.0)	Planning and designing various printed materials for Bandai and Banpresto Co., Ltd., etc. A:1 B:0	
Bandai Automobile Co., Ltd.	Katsushika-ku, Tokyo	30	Other areas	100.0 (100.0)	Leasing automobiles to Bandai A: 0 B: 0	(Note) 3
BANDAI AMERICA INC.	California, U.S.A	US$ 24.6 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 4 B: 3	(Notes) 4,11
BANDAI ENTERTAINMENT INC.	California, U.S.A	US$ 0.1 million	Media	100.0 (100.0)	Planning, creation, sale and copyright management of video software A: 3 B: 2	
BANDAI S.A.	Saint-Ouen-l'Aumone, France	Euros 9 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 5 B: 4	
BANDAI U.K. LTD.	Southampton, UK	Stg. £ 16 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	(Note) 4
BANDAI ESPANA S.A.	Madrid, Spain	Euros 4.808 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	
B.G. Toys & Entertainment GmbH	Nurnberg, Germany	D.M. 6 million	Toys & amusement	100.0	—	(Note) 10
BANDAI (H.K.) CO., LTD.	Central, Hong Kong	HK$ 103 million	Toys & amusement	100.0	Manufacture of toys for Bandai and its overseas sales subsidiaries A: 3 B: 1	
BANPRESTO (H.K.) Ltd.	New Territories, Hong Kong	HK$ 32 million	Toys & amusement	100.0 (100.0)	Management of production of amusement equipment and prize items for Banpresto Co., Ltd. A: 0 B: 0	
BHK TRADING LTD.	Central, Hong Kong	HK$ 7 million	Toys & amusement	100.0 (100.0)	Exchange control for import/export of Bandai's products. A: 2 B: 1	
BANDAI INDUSTRIAL CO., LTD.	Chacheong-sao, Thailand	Baht 150 million	Toys & amusement	99.3	Manufacture of toys for Bandai and its domestic subsidiaries A: 3 B: 3	

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In Millions Of Yen)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
BANDAI PTE. LTD.	Temasek Boulevard, Singapore	S$ 6.6 million	Toys & amusement	100.0	—	(Note) 9
(Affiliated companies accounted for by the equity method)						
Happinet Corp.	Taito-ku, Tokyo	2,751 million	Toys & amusement	22.2 (0.5)	Mainly sales of Bandai's products A: 0 B: 0	(Notes) 5,6
Sotsu Agency Co., Ltd.	Chuo-ku, Tokyo	192 million	Other areas	20.0	Advertising agency business and copyright business planning and development A: 0 B: 0	

Notes
1) In "Main business" column, the name of the relevant type-of-business segment is given.
2) In "% of voting rights or equity owned by Bandai", amounts within parentheses represent indirect ownership (amounts outside parentheses include both direct and indirect ownership).
3) Although less than 50% of the equity is owned, the company in question is classified as a subsidiary, because it is effectively controlled by Bandai.
4) These companies are "tokutei kogaisha" (special subsidiaries).
5) These companies file their "yuka shoken houkokusyo" (securities reports) with the Minister of Finance.
6) The company in question is listed on the Tokyo Stock Exchange, first section.
7) The company in question is listed on the Tokyo Stock Exchange, second section.
8) The company in question is traded over-the-counter.
9) The company in question is inactive as of September 30, 2001.
10) The company in question is under liquidation as of September 30, 2001.
11) Net sales (excluding intragroup sales) exceed 10% of total consolidated net sales.
Significant income/loss information:

Net sales:	11,880 million yen
Recurring income:	967 million yen
Interim net income:	446 million yen
Net assets:	7,787 million yen
Total assets:	16,107 million yen

II. Management Policy

A. Fundamental policies

Our corporate philosophy is to pursue growth as an enterprise that is dedicated to providing enjoyment and fulfilling the dreams of customers worldwide. Under the corporate slogan *Dream Creation* we are striving to meet these goals:

1 Shareholder satisfaction

To maximize shareholder value, by fulfilling shareholder confidence through rational profit distribution and fuller disclosure, while increasing our presence in the market and improving performance.

2 Customer satisfaction

To contribute to an affluent society and a rich culture, by developing products and services that meet the needs of the age.

3 Full activation of employee resources

Because our people are the foundation of our corporate growth, to respect employee goals and commitment to their work, conduct neutral and objective evaluations and match the right person to the right job, while endeavoring to raise morale and improve skill levels.

4 Social harmony

As a corporate member of society, to be aware of our responsibility to, and role within, society as a whole, and strive for harmony with the environment.

5 Innovative management

To precisely apprehend the changes in the times from a global perspective, and respond promptly with appropriate innovations.

During this period under the key phrase *Motivation, sincerity and hard work – aim for number one entertainment provider!*, we are aggressively pursuing business expansion in new business areas and overseas, while maintaining a solid foundation of secure revenue through further cost reductions and increased profitability.

B. Policy on distribution of dividends

In accordance with our fundamental policy to provide shareholders with rational profit distribution, we have made the implementation of stable dividends an important part of our management plan. In addition, we are planning to utilize internal reserves to invest aggressively in the new business areas that will increase corporate value in the future, both through direct development efforts and through alliances, mergers and acquisitions.

C. Management strategies for the medium term

Our medium-term plan is for the three years from April 2000 through March 2003. This plan is founded on the prioritization of profitability and efficiency, as well as consolidated management conducted under the key themes of selection and concentration and separation of management and business execution.

Throughout our medium- and long-term plans we will continue to strive to become number one in a wide range of markets centered on our mainstay character merchandising. Our fundamental policies are geared to enabling us to become the top entertainment provider in the toys and lifestyle products, amusement and game software, media, hand-held game and network business areas. We are also committed to aggressively developing new areas of business and to entering new markets of toys and services through alliances and mergers and acquisitions with companies that boast leading-edge technologies, expertise and superior entertainment content.

Our strategies for the medium term are:

1 Intensive development of the network business area

Bandai Networks Co., Ltd., established in September 2000, is at the core of this effort both domestic and overseas, with content provision for advanced-function mobile phones, operation of Internet entertainment sites and a variety of other network activities. We are also preparing for the spread of broadband business, expected to expand the market in the future, as part of our effort to be the number one entertainment provider.

2 Promotion of second-stage global character merchandising

In addition to the progress of the *Power Rangers* series in Europe and North America, our global expansion is reflected in the success overseas of the *Digimon* series (since 1999) and the *Gundam* series (since 2000). We have already begun research into the apparel, candy-toy and toys for vending-machine markets with the aim of increasing sales volumes by expanding into all of our major business areas internationally.

3 Original character creation

In the past popular characters have originated in media such as TV and comics, but now are rising

to popularity via the Internet, games, stationery and picture books as well. Therefore, in April 2000, we established a character research center for the creation of characters by a diverse range of means, conducting research on the character phenomenon from a wide variety of perspectives as well as how to create and nurture new characters in the future. Meanwhile we are also building a test marketing system to quickly gauge consumer preference and demand, making use of the retail channels of Seika Co., Ltd., the stationery manufacturer which became a group company in October 2000. We will be continuing with an even higher level of effort in the development and creation of new characters.

One important target of our medium-term plan was a consolidated return on assets (ROA) of 8% or higher for fiscal year 2002. We achieved our targets of net sales and income within a single year, fiscal year 2000, and so we have revised our ROA target upwards to 9.5%.

D. Policy on management organization

In line with our drive to strengthen corporate governance through the separation of management and business execution functions, we introduced a managing executive system in June 1999. Through this initiative we are working for greater clarification of roles and responsibilities, and accordingly swifter decision-making. We have also established a personnel committee to deliberate from a neutral and objective position on matters of personnel and compensation of the directors of Bandai and the representative directors of the Group to make our managerial system stronger and healthier.

E. The challenge for Bandai Group

We now face complex, long-term challenges in the diversification of consumer needs, the reduction in the child population due to lower birth rates, as well as the requirement for environmental responsibility, particularly in recycling products and materials. We are aggressively pursuing research in materials that will allay consumer fears over product safety, as well as addressing decreasing population levels through plans for broadening the age range of our customer base and expanding into the overseas market. We are also, based on our medium-term plan, classifying our operations into next generation, growth and mature markets in order to allocate resources more efficiently, and carry out restructuring measures such as establishing independent profit centers for business areas that show potential for growth.

III. Performance

A. Results

Overview:

(In millions of yen, rounded down)

	Net sales	Operating Income	Recurring Income	Net Income	Net Income per share
Interim Period ended September 30, 2001	110,321	11,184	11,789	5,564	113.78 yen
Interim Period ended September 30, 2000	102,872	9,559	9,788	7,812	161.31 yen
Change in %	7.2%	17.0%	20.4%	(28.8%)	(29.5%)

The Japanese economy during the current period has been marked by recession, with decreased exports due the American economy's slowdown, a poor outlook in information technology-related industries and an increase in the unemployment rate. Consumer spending also remained in a slump. Responding to these trends, the Bandai Group is implementing measures based on our medium-term management plan which started in April 2000, for operational efficiency with decreased costs and increased profitability. The Group is also targeting increased volumes in various business areas through the global merchandising of characters that enjoy success in Japan and through expansion into new business areas.

Consolidated net sales for the interim period were up 7.2% over the comparable period last year, to 110.321 billion yen. Domestic operations accounted for 91.835 billion yen (up 3.3%) and foreign operations for 18.485 billion yen (up 32.3%). Operating income was 11.184 billion yen and recurring income rose a significant 20.4% to 11.789 billion yen, while higher profitability was also reflected in an operating profit margin of 10.1% (compared to 9.3% for the same period last year). Net income for the interim period decreased 28.8% to 5.564 billion yen, with less extraordinary income than the same period last year from reserved profit in stock warrants.

As provided for in our dividend policy, the interim dividend is 15 yen per share.

Cash flows:

Consolidated cash and cash equivalents at the end of the interim period are 36.378 billion yen, up 4.119 billion yen over the same period last year. Funds provided from operating activities were 13.556 billion yen, up 9.084 billion yen over last year, primarily due to decreases in trade receivables. Cash flows from investing activities resulted in funds use of 6.996 billion yen, 3.989 billion yen more than last year, primarily due to payments for furnishing loans receivable. Funds used in financing activities were 11.697 billion yen, 17.272 billion yen less than the interim period last year when bonds were redeemed, even though repayments of short-term and long-term debt were higher this period.

Performance by business area:

(In millions of yen, rounded down)

	Net sales			Operating income		
	Interim Period Sept. 30,2001	Interim Period Sept. 30, 2000	Increase (decrease)	Interim Period Sept.30, 2001	Interim Period Sept.30, 2000	Increase (decrease)
Toys and amusement	93,490	87,388	6,101	8,697	8,232	464
Media	14,083	12,513	1,569	2,818	1,658	1,160
Other	6,438	6,499	(61)	125	166	(40)

The toys and amusement area recorded net sales of 93.490 billion yen for the interim period, up 7.0% from the same period last year, while operating income rose 5.6% to 8.697 billion yen. Popular domestic products included character toys, led by *Hyakuju Sentai Gao Renjâ and* video game software for the *From TV animation ONEPIECE* and *Gundam* series. The network area, led by Bandai Networks Co., Ltd.'s content provision for advanced-function mobile phones, also contributed significantly to sales and profits. The Bandai Group's original character series *Digital Monsters (Digimon)* and *Gundam, as well as its mainstay Power Rangers,* continue to be very successful as well. As a result, the area as a whole achieved increased revenues.

Sales in the media area rose 12.5% to 14.083 billion yen this interim period, while operating income was 2.818 billion yen, up 70.0% from the comparable period last year. Bandai Visual's sales of DVD software for popular series such as *Gundam* contributed greatly. In particular *Gundam Gyakushû no Shâ (tr. Gundam: Char's Counter Attack)* gained popularity across a broad range of users. In theatrical motion pictures, the English-Japanese production "*BROTHER*", directed by Takeshi Kitano and targeting a global audience, was successfully received. In addition, Sunrise's animated production *Inu-Yasha* is very popular, with an audience share usually exceeding 15%. Our aggressive push in these media products domestically and overseas resulted in higher revenues.

The other business area saw 6.438 billion yen in sales, down 0.9%, while operating income decreased 24.7% to 125 million yen. This area is comprised of companies involved in the distribution, leasing, printing and other support functions for the Bandai Group. Despite ongoing efforts in improving operational efficiency, revenues dropped during this interim period.

Performance by region:

(In millions of yen, rounded down)

	Net sales			Operating income		
	Interim Period Sept.30, 2001	Interim Period Sept.30, 2000	Increase (decrease)	Interim Period Sept.30, 2000	Interim Period Sept.30, 2001	Increase (decrease)
Japan	93,306	90,571	2,735	9,824	9,833	(8)
America	13,134	9,723	3,410	1,077	284	792
Europe	5,008	1,794	3,214	632	(58)	690
Asia	8,970	8,249	721	249	275	(25)

In Japan, sales were 93.306 billion yen, up 3.0% over the comparable interim period last year while operating income dropped 0.1% to 9.824 billion yen. Popular products included character toys, led by *Hyakujû Sentai Gao Renjâ* , video game software for the *From TV animation ONEPIECE* and DVD software for the *Gundam* series. The network area, led by Bandai Networks Co., Ltd.'s content provision for advanced-function mobile phones, also contributed significantly to sales and profits. However, increasingly severe competition and the delay of strategic software negatively affected sales of our hand-held game system *WonderSwan Color,* which was forced into a fierce struggle. Overall sales and operating income were at about the same level as the comparable period last year.

In North America, the United States and Canada, sales increased to 13.134 billion yen (up 35.1% from the last interim period) and operating income reached 1.077 billion yen (up 278.5%). Our efforts, including long-term promotional events resulted in significantly greater sales for the *Power Rangers* series during this interim period. The second production of the *Digimon* series, "*Digimon Season 2*" began broadcasting in August 2000, and increased character recognition and the development of a variety of products drove rising popularity of action figures, game software, hand-held LCD toys and trading cards. The *Gundam* series, following on the broadcast of "*New Mobile Suit Gundam Wing*" from March 2000, is gaining high audience share with the broadcast of the first of the series, "*Mobile Suit Gundam*" which was begun in July 2001, and the OVA production "*Mobile Suit Gundam: The 08th MS Team*". In order to increase recognition for the unique world of *Gundam* and action figure model kits in the presently relatively small-size North American model market, the *Gundam Invasion Tour,* a promotional tour using a large tractor-trailer loaded with products and videos to 25 locations in the USA was begun in March 2001. Consequently, model kits, action figures, game software and video software are selling very well. Sales and profits for this region both increased, with operating income rising 278.5% above the comparable period last year.

In Europe, where France, England, Spain and Germany form our major market, the *Power Rangers* series performed strongly, and the *Digimon* series action figures, hand-held LCD toys and trading cards contributed to sales which rose to 5.008 billion yen during this interim period, up 179.1%, and operating income of 632 million yen. *New Mobile Suit Gundam Wing* began broadcast in England in January 2001, and model kits, action figures and other new products developed the market. In addition the enhancement of Bandai S.A. (France) comprehensive role for the European region and more efficient use of operating resources supported the region's improved sales and profits.

The Asia area market, including Hong Kong, Thailand and other countries, is for the most part composed of our toy manufacturing plants. Business activities focus on production management, materials procurement and the supply of products to our Group and overseas retail subsidiaries. Orders for Hong Kong products for the United States, Europe and Japanese markets are strong, buoying sales. In Thailand managerial prioritization of profitability as well as restructuring measures, such as the disposal of a part of the production facilities and upgrading production efficiency rates, continue. Sales for the interim period increased 8.7% over last year to 8.970 billion yen and operating income reached 249 million yen, down 9.3%.

BAN DAI

B. Forecast for the next fiscal year

(In millions of yen, rounded down)

	Net sales	Recurring income	Net income	Net income per share
Fiscal Year 2001	220,000	19,000	9,500	194.19 yen
Fiscal Year 2000	217,010	16,346	12,897	265.47 yen
Change in %	1.4%	16.2%	(26.3%)	(26.9%)

The future of the economic environment, marked by unfavorable employment trends and stagnating consumer spending, is increasingly murky. In response Bandai is prioritizing operational efficiency with decreasing costs and increasing profitability and for building sales volumes with the global merchandising of characters that enjoy success in Japan and expansion into new business areas.

Within Japan we are responding to customer demand across a broad variety of markets for the development of products with our popular branded-characters, led by *Hyakujû Sentai Gao Renjâ* and the *Gundam series*, including toys and amusement, game software, vending-machine prizes, clothing, lifestyle goods and candy-toys. We will also introduce attractive new software titles that make full use of the functionality of our *WonderSwan Color* hand-held game system, to expand the market share. We also anticipate continuing success and contributions to profits from the media area with its popular DVD software and the network area's content provision for advanced-function mobile phones.

In the international market we are moving ahead with expanding sales areas and product categories centered on the popular characters from the *Power Rangers*, *Digimon* and *Gundam* series, as well as new products to meet consumer demand.

As a result of our efforts on these fronts, we anticipate net sales in this fiscal year to reach 220 billion yen, up 1.4% over last year, recurring income to top 19 billion yen, an increase of 16.2%, and net income to decrease 26.3% to 9.5 billion yen. In addition dividends of 30 yen per share are planned for the year, including a mid-term dividend of 15 yen per share.

IV. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Millions of Yen
Rounded Down, Except Where Noted

	As of September 30, 2001		As of September 30, 2000		As of March 31, 2001	
	Amount	%	Amount	%	Amount	%
(Assets)						
CURRENT ASSETS:						
Cash and Time Deposits	33,086		30,149		42,258	
Notes and Accounts Receivable – Trade	44,893		41,836		47,267	
Marketable Securities	4,620		4,808		3,991	
Inventories	8,512		7,629		6,478	
Deferred Tax Assets – Current	4,823		6,616		5,547	
Prepaid Expenses and Other Current Assets	20,304		15,856		16,751	
Allowance for Doubtful Receivables	(1,298)		(1,159)		(1,276)	
Total Current Assets:	**114,941**	**57.9**	**105,736**	**54.7**	**121,017**	**58.9**
FIXED ASSETS:						
Property, Plant and Equipment	58,661	29.6	62,484	32.3	58,028	28.2
Buildings and Structures	13,569		16,221		13,974	
Land	37,451		38,213		37,048	
Other Properties	7,640		8,048		7,006	
Intangible Fixed Assets	3,112	1.6	3,146	1.6	2,880	1.4
Consolidated Adjustments	—		125		—	
Other Intangible Fixed Assets	3,112		3,021		2,879	
Investments and Other Assets	21,659	10.9	22,064	11.4	23,631	11.5
Investment in Securities	11,626		12,162		13,124	
Deferred Tax Assets-Non-Current	4,570		5,181		4,312	
Other Investments	6,501		6,424		7,303	
Allowance for Doubtful Receivables	(1,039)		(1,703)		(1,108)	
Total Fixed Assets:	**83,433**	**42.1**	**87,695**	**45.3**	**84,540**	**41.1**
TOTAL ASSETS	**198,374**	**100.0**	**193,432**	**100.0**	**205,557**	**100.0**

	Millions of Yen *Rounded Down, Except Where Noted*					
	As of September 30, 2001		As of September 30, 2000		As of March 31, 2001	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
CURRENT LIABILITIES:						
Notes and Accounts Payable – Trade	25,378		25,804		27,720	
Short-Term Bank Loans	5,585		15,940		15,991	
Current Maturities of Long-Term Debt	5,000		-		5,000	
Account Payable – Other	11,009		7,864		11,559	
Accrued Income Taxes	2,827		4,588		2,529	
Accrued Bonus	-		2,136		1,884	
Other Current Liabilities	5,090		2,717		2,723	
Total Current Liabilities:	**54,892**	**27.7**	**59,051**	**30.5**	**67,409**	**32.8**
FIXED LIABILITIES:						
Bonds	15,000		20,000		15,000	
Long-Term Debt	431		2,917		226	
Accrued Retirement and Severance Benefits	864		1,065		990	
Officers' Retirement Allowance Reserve	1,055		990		1,058	
Other Fixed Liabilities	527		478		590	
Total Fixed Liabilities:	**17,878**	**9.0**	**25,452**	**13.2**	**17,866**	**8.7**
TOTAL LIABILITIES:	**72,770**	**36.7**	**84,503**	**43.7**	**85,275**	**41.5**
(Minority Interests)						
Minority interests	**13,315**	**6.7**	**9,912**	**5.1**	**13,064**	**6.3**
(Shareholders' Equity)						
Common Stock	23,626	11.9	23,626	12.2	23,626	11.5
Capital Surplus	22,959	11.6	22,959	11.8	22,959	11.2
Consolidated Retained Earnings	63,343	31.9	53,745	27.8	58,706	28.6
Other Valuation Differences of Securities	1,213	0.6	1,299	0.7	2,129	1.0
Foreign Currency Translation Adjustment	1,145	0.6	(1,767)	(0.9)	(111)	(0.1)
Treasury Stock	-	-	(847)	(0.4)	(93)	—
Total Shareholders' Equity	**112,288**	**56.6**	**99,016**	**51.2**	**107,217**	**52.2**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**198,374**	**100.0**	**193,432**	**100.0**	**205,557**	**100.0**

(2) Consolidated Statements of Income

	Millions of Yen *Rounded Down, Except Where Noted*					
	For the Interim Period April 1, 2001 to September 30, 2001		For the Interim Period April 1, 2000 to September 30, 2000		For the Fiscal Year April 1, 2000 to March 31, 2001	
	Amount	%	Amount	%	Amount	%
Net Sales	110,321	100.0	102,872	100.0	217,010	100.0
Cost of Sales	66,274	60.1	62,284	60.5	137,092	63.2
Gross Profit	44,046	39.9	40,587	39.5	79,917	36.8
Selling, General and Administrative Expenses	32,861	29.8	31,028	30.2	64,101	29.5
Operating Income	**11,184**	**10.1**	**9,559**	**9.3**	**15,816**	**7.3**
Non-Operating Income	**1,060**	**1.0**	**1,085**	**1.0**	**2,393**	**1.1**
Interest Income	294		184		386	
Rental Income	178		118		286	
Investment Income Applied by the Equity Method	154		406		504	
Other Non-Operating Income	432		377		1,215	
Non-Operating Expenses	**456**	**0.4**	**856**	**0.8**	**1,862**	**0.9**
Interest Expense	356		688		1,123	
Other Non-Operating Expenses	99		168		739	
Recurring Income	**11,789**	**10.7**	**9,788**	**9.5**	**16,346**	**7.5**
Extraordinary Income	**380**	**0.3**	**4,256**	**4.1**	**8,406**	**3.9**
Gain on Sale of Fixed Assets	251		12		18	
Gain on Sale of Investments in Securities	109		-		215	
Gain on Sale of Equities of Affiliated Companies	-		-		3,454	
Reserved Profit in Stock Warrants	-		3,823		3,823	
Reserved Allowance for Doubtful Receivables	20		-		411	
Reserved Allowance for Prior Service Cost	-		399		399	
Other Extraordinary Income	-		21		84	

BAN DAI

	Millions of Yen *Rounded Down, Except Where Noted*					
	As of September 30, 2001		As of September 30, 2000		As of March 31, 2001	
	Amount	%	Amount	%	Amount	%
Extraordinary Loss	**1,563**	**1.4**	**960**	**0.9**	**5,052**	**2.3**
Loss on Sale of Fixed Assets	90		55		908	
Loss on Disposal of Fixed Assets	609		29		835	
Loss on Valuation of Fixed Assets	-		-		1,893	
Loss on Disposal of Affiliated Companies	52		-		15	
Loss on Sale of stock of Affiliated Companies	-		-		59	
Loss on Write-Down of Investments in Securities	350		35		82	
Loss on Write-Down of Investments in Stocks of Affiliated Companies	-		63		63	
Loss on Write-Down of Guarantee Money Deposited	163		179		260	
Extraordinary Retirement Payment	-		143		309	
Increase in Allowance for Doubtful Receivables	31		453		623	
Loss on Capital Investment in Movie Investment Association	265		-		-	
Net Income before Income Taxes	**10,606**	**9.6**	**13,084**	**12.7**	**19,700**	**9.1**
Corporate Income, Inhabitant, and Enterprise Taxes	3,636	3.3	4,988	4.8	4,637	2.2
Tax Adjustments	1,016	0.9	(335)	(0.3)	1,232	0.6
Minority Interests	389	0.4	619	0.6	933	0.4
Net Income	**5,564**	**5.0**	**7,812**	**7.6**	**12,897**	**5.9**

(3) Consolidated Statement of Retained Earnings

	Millions of Yen *Rounded Down, Except Where Noted*		
	For the Interim Period April 1, 2001 to September 30, 2001	For the Interim Period April 1, 2000 to September 30, 2000	For the Fiscal Year April 1, 2000 to March 31, 2001
Consolidated Retained Earnings at the Beginning of the Period	58,706	46,738	46,738
Increase in Consolidated Retained Earnings	-	-	602
Increase in Retained Earnings by Allocation of Shares of Consolidated Subsidiary to Third Party	-	-	602
Decrease in Consolidated Retained Earnings	927	805	1,531
Cash Dividend	733	725	1,453
Bonus to Officers	194	78	78
Net Income	5,564	7,812	12,897
Consolidated Retained Earnings at the End of the Period	63,343	53,745	58,706

(4) Consolidated Statement of Cash Flows

	Millions of Yen *Rounded Down, Except Where Noted*		
	For the Interim Period April 1, 2001 to September 30, 2001	For the Interim Period April 1, 2000 to September 30, 2000	For the Fiscal Year April 1, 2000 to March 31, 2001
I. Cash Flows from Operating Activities:			
Net income before tax adjustments	10,606	13,084	19,700
Depreciation	3,085	2,787	6,431
Amortization of consolidated reconciliation account	27	128	259
(Decrease) increase in allowance for doubtful receivables	(180)	413	(163)
(Decrease) increase in accrued bonus	(1,895)	574	322
(Decrease) increase in accrued retirement and severance cost	(126)	(936)	(1,011)
(Decrease) increase in estimated liability for retirement gratuities to officers	(25)	59	127
Interest and dividend income	(378)	(242)	(453)
Interest expense	356	688	1,123
Foreign exchange gain (loss)	(18)	(3)	(68)
Gain (loss) on sale of marketable securities	(2)	(8)	(13)
Loss on disposal of fixed assets	609	29	835
Gain (loss) on valuation of fixed assets	-	-	1,893
Reduction in stock warrants	-	(3,823)	(3,823)
Equity in earnings (loss) in non-consolidated subsidiaries and affiliated companies accounted for by the equity method	(154)	(406)	(504)
Gain (loss) on sale of fixed assets	(160)	43	890
Gain (loss) on sale of investments in securities	(109)	-	(3,609)
Loss on write-down of investments in securities	350	99	146
Decrease (increase) in notes and accounts receivable—trade	3,466	(4,351)	(8,578)
Decrease (increase) in inventories	(1,695)	(1,192)	196
Increase (decrease) in notes and accounts payable—trade	(2,918)	96	1,883
Increase in consumption tax payable	(31)	228	249
Payment of bonus to officers	(230)	(92)	(92)
Other	6,312	(117)	4,107
Subtotal	**16,886**	**7,059**	**19,848**
Amount of interest and dividends received	382	276	516
Amount of interest paid	(390)	(879)	(1,759)
Amount of income and other taxes paid	(3,321)	(1,983)	(3,767)
Net cash provided by operating activities	**13,556**	**4,472**	**14,837**

	For the Interim Period April 1, 2001 to September 30, 2001	For the Interim Period April 1, 2000 to September 30, 2000	For the Fiscal Year April 1, 2000 to March 31, 2001
	Millions of Yen *Rounded Down, Except Where Noted*		
II. Cash Flows from Investing Activities:			
Payments for deposit in time deposits	(164)	(438)	(2,937)
Proceeds from withdrawal from time deposits	1,982	77	162
Payments for acquisition of property, plant and equipment	(2,986)	(2,520)	(5,422)
Proceeds from sale of property, plant and equipment	406	113	635
Payments for acquisition of investments in securities	(598)	(2,740)	(3,152)
Proceeds from sale of investments in securities	340	2,464	5,922
Payments for acquisition of shares in subsidiaries	(57)	-	-
Proceeds from sale of shares in subsidiaries involving a change in the scope of consolidation	-	-	309
Payments for furnishing loans receivable	(5,231)	(155)	(334)
Proceeds from collection of loans receivable	113	1,249	1,826
Other	(801)	(1,057)	(1,580)
Net cash provided by (used in) investing activities	**(6,996)**	**(3,006)**	**(4,569)**
III. Cash Flows from Financing Activities			
Net increase in short-term loans payable	(7,803)	(1,875)	(4,265)
Proceeds from furnished long-term loans payable	1,000	136	200
Payments for repayment of long-term loans payable	(4,063)	(1,739)	(2,477)
Payments for redemption of bonds	-	(24,907)	(24,907)
Proceeds from minority shareholders' subscription	-	17	2,749
Proceeds from sale of treasury stocks	98	257	1,011
Amount of cash dividends paid	(733)	(725)	(1,453)
Amount of cash dividends paid to minority shareholders	(196)	(132)	(206)
Net cash provided by (used in) financing activities	**(11,697)**	**(28,969)**	**(29,349)**
IV. Exchange Adjustment for Cash and Cash Equivalents	**205**	**(113)**	**342**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(4,932)**	**(27,617)**	**(18,739)**
VI. Cash and Cash Equivalents at the Beginning of the Period	**41,136**	**59,876**	**59,876**
VII. Increase in Cash and Cash Equivalents Resulting from Inclusion in the Scope of Consolidation	**173**	**-**	**-**
VIII. Cash and Cash Equivalents at the End of the Period	**36,378**	**32,258**	**41,136**

Important Information Constituting the Basis of Preparation of Interim Financial Statements

1. **Information Concerning the Scope of Consolidation**

(1) Consolidated subsidiaries:

A total of 28 subsidiaries are included in the scope of consolidation. Their names are not listed here, but are available in Section 1. "Information on the Bandai Group of Companies."

The Company has included in the scope of consolidation Seika Co., Ltd., which was previously accounted for by the equity method, upon consideration of its significance, and the newly established BHK Trading Ltd., Unifive Co., Ltd., which had been a consolidated subsidiary, merged by Banpresto Co., Ltd. during the interim period is reported in the Consolidated Statements of Income and Cash Flow until the day of merger. Bandai Music Entertainment Inc. and ON STAR INDUSTRIAL CO., LTD. were liquidated during the previous fiscal year, and stock owned in B・FACTORY Co., Ltd. and BeSTACK Co. Ltd. was sold so that these companies were removed from the scope of consolidation.

(2) Unconsolidated subsidiaries:

9 of the Company's subsidiaries, including Sunrise Interactive Inc., are excluded from the scope of consolidation because total assets, total sales and total net income (corresponding to equity therein), and total retained earnings (corresponding to equity therein) for each company would not have a material impact on the consolidated financial statements.

2. **Information Concerning Application of the Equity Method**

(1) Application of equity method:

2 affiliated companies are accounted for by the equity method: Happinet Corp. and Sotsu Agency Co., Ltd. Ownership in stock in THE UPPER DECK CO., LLC., THE UPPER DECK INTERNATIONAL LLC., and UPPER DECK AUTHENTICATED LTD., a LLC. was sold during the previous fiscal year and the companies were removed from equity method application.

(2) Non-consolidated subsidiaries and affiliated companies to which equity method was not applied:

The equity method was not applied to 9 non-consolidated subsidiaries and the affiliated company Sanko Shoji K.K. because such treatment would have only an immaterial impact on the Group's consolidated net income

3. **Information Concerning the Interim Period Ending Dates for Consolidated Subsidiaries**

(1) Consolidated Subsidiaries with Interim Period End of September 30:

Banpresto Co., Ltd., Bandai Networks Co., Ltd. and Banpresoft Co., Ltd.

(2) Consolidated subsidiaries with Interim Period End of August 31:

Sunrise Inc., Megahouse Corp., Banalex Corp., Bandai Visual Co., Ltd., Seika Co., Ltd., Yutaka Co., Ltd., Bandai Logipal Inc., Bec Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., Banwave Co., Ltd. and Unifive Co., Ltd.

Banalex Corp. changed its fiscal year end date from December 31 to February 28 (29), and Banwave Co., Ltd. changed its fiscal year end date from January 31 to February 28 (29). As these companies carried out interim settlements on August 31 for periods of 8 and 7 months respectively, those interim statements were used. The impact on the consolidated interim statements from these changes was negligible.

(3) Consolidated subsidiaries with Interim Period End of July 31:

Artpresto Co., Ltd. and Bandai Automobile Co., Ltd.

(4) Consolidated subsidiaries with Interim Period End of June 30:

BANDAI AMERICA INC., BANDAI ENTERTAINMENT INC., BANDAI U.K. LTD., BANDAI ESPANA S.A., BANDAI (H.K.) CO., LTD., BANDAI INDUSTRIAL CO. LTD., BANDAI S.A., BANDAI PTE. LTD., B.G. TOYS & ENTERTAIMENT GmbH, BANPRESTO (H.K.) LTD. and BHK TRADING LTD.

Because the interim period ending date for consolidated purposes and those for the above subsidiaries are within three months, the financial statements for the above companies are used as a basis for consolidation. Statements are adjusted for material dealings taking place between such individual companies' interim period end dates and the consolidated interim period end date.

4. **Information Concerning Accounting Policies**

(1) Significant valuation basis and method of assets

(i) <u>Marketable securities:</u>

Stated at amortized cost

Other securities:

Securities with market values:

- Stated at market value using, among others, market prices on interim period end dates. (Valuation differences are reflected directly in shareholders' equity and cost of sale is calculated through the moving average method.).

Securities without market values:

- Stated at cost based on the moving average method.

(ii) Derivative trading:
Stated using market price method.

(iii) Inventories:
The Company and domestic consolidated subsidiaries:
Stated at cost under the gross average method.

Overseas consolidated subsidiaries:
Generally stated at the lower of cost or market, under the first-in first-out (FIFO) method.

(2) Significant Depreciation Methods for:

(i) Property, plant and equipment:

The Company and domestic consolidated subsidiaries:

- Generally the declining balance method is used.
- However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.
- Useful life of buildings and structures is 3 to 50 years.

Overseas consolidated subsidiaries:
Generally the straight-line method, using useful life of building and structures of 2 to 50 years.

(ii) Intangible fixed assets:
The straight-line method is used. Useful life of software used internally is 2 to 5 years.

(3) Significant Basis of Recognition for Provisions

(i) Allowance for doubtful receivables:
In order to be prepared for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization processes.

(ii) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the consolidated interim period in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).

(iii) Officers' retirement allowance reserve:
The Company and domestic consolidated subsidiaries record the amounts payable in accordance with their internal rules if all directors and corporate auditors would have retired at the end of the interim period.

(4) Significant Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at consolidated interim period end, and resulting gains or losses are included in income.

Assets and liabilities of foreign subsidiaries are translated at spot exchange rates prevailing at interim period end while revenues and expenses of the same are translated at the average rates for the periods. The differences resulting from such translation are reported in "Minority Interests and Foreign Currency Translation Adjustment," a separate component in total shareholders' equity.

(5) Significant Accounting Policies for Lease Transactions:

The Company and domestic consolidated subsidiaries account for financing lease transactions other than those in which titles to leased property are transferred to lessees by applying thereto such accounting treatment as is applicable to ordinary lease transactions, whereas foreign consolidated subsidiaries in general adopt such treatment as is applicable to ordinary sale and purchase transactions.

(6) Significant Accounting Policies for Hedging:

(i) Accounting for hedging:
The Company used deferred hedge accounting.

The allocation method is used for forward exchange contracts when appropriate, and special accounting treatment is used for interest swaps when appropriate.

(ii) Hedging instruments and hedged items:
Hedging instruments: forward exchange contracts and interest swaps.

Hedged items: liabilities as well as scheduled transactions denominated in foreign currencies, interest on borrowings.

(iii) Hedging policies:
For the purpose of reducing risks arising from fluctuations in exchange rates and interest rates involved in operational and financing activities.

(iv) Method of assessing the effectiveness of hedging:
The effectiveness of a hedging transaction is in principal determined by comparing the cumulative change in the cash flows and market movement of the hedged item and that of the hedging instrument from the start of hedging to the time of assessing the effectiveness thereof .

However, if important conditions are common for the hedging instrument and the hedged asset, liability, or scheduled transaction, no such determination is made because it is apparent that 100% effectiveness in hedging was achieved.

(7) Other Significant Information Concerning the Preparation of Interim Consolidated Financial Statements

(i) Accounting treatment of consumption tax:
Consumption tax is accounted for separately and is not included in each account.

(ii) Treatment of reduction reserve through appropriation of earnings:
Taxes due and tax adjustments for the consolidated interim period are recorded at amounts based on the estimated use of the reduction reserve through the appropriation of earnings for the period.

5. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and are subject to only insignificant risk of changes in value.

Additional Information

Accounting for Bonuses

In the past bonuses to be paid to employees had been recorded as "Accrued Bonuses", but with the publication of the Research Center Review Information No.15 "Concerning Financial Statement Titles to Be Used for Accrued Bonuses for Employees" (February 14, 2001 by JIPCA), these amounts will now be recorded as accrued expenses and are classified as "Other Current Liabilities" on the interim consolidated balance sheet. The applicable amount included in Other Current Liabilities for this consolidated period is 2,030 million yen.

Notes

(Notes to Interim Consolidated Balance Sheet)

	Millions of Yen *Rounded Down, Except Where Noted*		
	As of September 30, 2001	As of September 30, 2000	As of March 31, 2001
1. Accumulated Depreciation of Property, Plant and Equipment	37,732	43,458	38,046
2. Shares of non-consolidated subsidiaries and affiliated companies included in Investment in Securities	4,433	5,689	4,831
3. Assets/liabilities Offered as Securities			
Assets			
Cash and time deposits	80	80	80
Buildings and structures	358	391	376
Land	745	745	745
Total	1,183	1,216	1,201
Liabilities			
Short-term bank loans	49	54	49
Long-term debt	52	101	76
Total	101	155	126
4. Guarantee Obligations and Quasi-Guarantee Acts			
Company Name			
Sanko Shoji K.K.	545 (including 145*)	596 (including 176*)	563 (including 163*)
K.K. Maxim Hokkaido	160*	140*	140*
IMPORT SERVICES LTD.	-	18	-
Total	705	755	703

*These amounts are covered by quasi-guarantee acts (submission of management directive memorandums).

5. Treatment of notes maturing at the end of the current consolidated interim period and fiscal year

For the treatment of notes maturing at the end of the current consolidated interim period and fiscal year, the settlement of notes held have been processed as of the day of exchange. As each of the ends of the current consolidated interim period, the prior consolidated fiscal year and the prior consolidated interim period was a banking holiday, the notes then maturing were included in the following items:

(In millions of yen)

Notes and accounts receivables - trade	600	493	696
Notes and accounts payables - trade	55	91	422

BANDAI

(Notes to Interim Consolidated Statement of Income)

	Interim period ended Sept 30, 2001	Interim period ended Sept 30, 2000	Fiscal Year Ended March 31, 2001
	Millions of Yen *Rounded Down, Except Where Noted*		
1. Major Components of Selling, General and Administrative Expenses			
Advertisement expense	8,903	8,365	17,817
Compensation to officers and employee salaries and benefits	6,859	5,161	11,545
Increase in allowance for accrued bonus	-	1,534	1,265
Increase in allowance for accrued retirement and severance benefits	228	226	493
Increase in allowance for officers' retirement allowance reserve	65	87	191
Research and development expense	6,288	6,604	13,807
Increase in allowance for doubtful receivables	245	151	345

(Notes to Consolidated Statement of Cash Flows)

	Interim period ended Sept 30, 2001	Interim period ended Sept 30, 2000	Fiscal Year Ended March 31, 2001
	Millions of Yen *Rounded Down, Except Where Noted*		
1. Relationship Between Cash and Cash Equivalents at the End of the Interim Period and the Amounts of Accounts on the Interim Consolidated Balance Sheet			
Cash and deposits	33,086	30,149	42,258
Marketable securities	4,620	4,808	3,991
Total	37,707	34,957	46,249
Time deposits with maturities exceeding three months	(3,307)	(2,699)	(5,113)
Bonds held to mature within one year	(21)	-	-
Repurchase agreements ('Other current assets')	1,999	-	-
Cash and cash equivalents	36,378	32,258	41,136

① Information by Segment

1. Information by Business Area

Millions of Yen
Rounded Down, Except Where Noted

Current Consolidated Interim Period
April 1, 2001 to September 30, 2001

	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
(1) Net Sales and Operating Income:						
Net sales						
• Sales to outside customers	93,232	13,879	3,209	110,321	-	110,321
• Inter-segment sales or transfers	257	204	3,229	3,691	(3,691)	-
Total	93,490	14,083	6,438	114,012	(3,691)	110,321
Operating expenses	84,792	11,264	6,313	102,370	(3,234)	99,136
Operating income	8,697	2,818	125	11,641	(456)	11,184

Millions of Yen
Rounded Down, Except Where Noted

Prior Consolidated Interim Period
April 1, 2000 to September 30, 2000

	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
(1) Net Sales and Operating Income:						
Net sales						
• Sales to outside customers	87,284	12,302	3,285	102,872	-	102,872
• Inter-segment sales or transfers	104	211	3,214	3,529	(3,529)	-
Total	87,388	12,513	6,499	106,402	(3,529)	102,872
Operating expenses	79,155	10,855	6,333	96,345	(3,031)	93,313
Operating income	8,232	1,658	166	10,057	(498)	9,559

Millions of Yen
Rounded Down, Except Where Noted

Prior Consolidated Fiscal Year
April 1, 2000 to March 31, 2001

	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
(1) Net Sales and Operating Income:						
Net sales						
• Sales to outside customers	184,375	25,779	6,855	217,010	-	217,010
• Inter-segment sales or transfers	383	350	6,255	6,989	(6,989)	—
Total	184,758	26,130	13,110	223,999	(6,989)	217,010
Operating expenses	171,406	23,814	12,551	207,772	(6,578)	201,193
Operating income	13,351	2,316	558	16,227	(411)	15,816

Notes: 1) The "business area" classification is in accordance with the classification adopted for internal management purposes.

2) Main products of each business area

(1) Toys and amusement area: toys, models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines, game software, amusement equipment and prize items, amusement facility management, network content, etc.

(2) Media area: visual software, etc.

(3) Other areas: transportation and warehousing of products, maintenance and sale of automobiles, insurance agency business, leasing, real estate management, publishing, etc.

3) Of operating expense, the unallocatable amounts included in "elimination or all group" were 700 million yen for the current interim period, 698 million yen for the prior interim period and 1.050 billion yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

BANDAI

2. Information by Regional Segment

Millions of Yen
Rounded Down, Except Where Noted

Current Consolidated Interim Period
April 1, 2001 to September 30, 2001

	Japan	North America	Europe	Asia	Total	Elimination or All Group	Consolidated
(1) Net Sales and Operating Income:							
Net sales							
• Sales to outside customers	91,835	12,928	5,008	549	110,321	-	110,321
• Inter-segment sales or transfers	1,470	206	-	8,421	10,098	(10,098)	-
Total	93,306	13,134	5,008	8,970	120,419	(10,098)	110,321
Operating expenses	83,481	12,056	4,376	8,720	108,635	(9,498)	99,136
Operating income	9,824	1,077	632	249	11,784	(599)	11,184

Millions of Yen
Rounded Down, Except Where Noted

Prior Consolidated Interim Period
April 1, 2000 to September 30, 2000

	Japan	North America	Europe	Asia	Total	Elimination or All Group	Consolidated
(1) Net Sales and Operating Income:							
Net sales							
• Sales to outside customers	88,897	9,722	1,779	2,472	102,872	-	102,872
• Inter-segment sales or transfers	1,673	-	14	5,776	7,465	(7,465)	-
Total	90,571	9,723	1,794	8,249	110,337	(7,465)	102,872
Operating expenses	80,737	9,438	1,852	7,973	100,002	(6,689)	93,313
Operating income (loss)	9,833	284	(58)	275	10,335	(776)	9,559

Millions of Yen
Rounded Down, Except Where Noted

Prior Consolidated Fiscal Year
April 1, 2000 to March 31, 2001

	Japan	North America	Europe	Asia	Total	Elimination or All Group	Consolidated
(1) Net Sales and Operating Income:							
Net sales							
• Sales to outside customers	183,151	22,439	7,176	4,243	217,010	-	217,010
• Inter-segment sales or transfers	3,380	5	16	13,988	17,391	(17,391)	-
Total	186,531	22,445	7,193	18,231	234,401	(17,391)	217,010
Operating expenses	171,250	21,500	6,700	17,750	217,201	(16,007)	201,193
Operating income	15,280	945	493	481	17,200	(1,384)	15,816

Notes: 1. Method of Classification of Countries and Regions by Segment and Main Countries and Regions Belonging to Each Segment

(1) Classification of countries and regions by segment is based on geographical proximity.

(2) Main countries or regions included in each segment:

(i) North America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Singapore, Thailand

(3) Of operating expense, the unallocatable amounts included in "elimination or all group" were 700 million yen for the current interim period, 698 million yen for the prior interim period and 1.050 billion yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

3. Foreign Sales

Millions of Yen
Rounded Down, Except Where Noted

Current Consolidated Interim Period
April 1, 2001 to September 30, 2001

	North America	Europe	Asia	Total
(1) Net Foreign Sales:	13,092	5,063	3,487	21,644
(2) Net Consolidated Sales:				110,321
(3) Ratio of net foreign sales to consolidated sales:	11.9%	4.6%	3.2%	19.6%

Millions of Yen
Rounded Down, Except Where Noted

Prior Consolidated Interim Period
April 1, 2000 to September 30, 2000

	North America	Europe	Asia	Total
(1) Net Foreign Sales:	11,968	1,855	2,917	16,740
(2) Net Consolidated Sales:				102,872
(3) Ratio of net foreign sales to consolidated sales:	11.6%	1.8%	2.8%	16.3%

Millions of Yen
Rounded Down, Except Where Noted

Prior Consolidated Fiscal Year
April 1, 2000 to March 31, 2001

	North America	Europe	Asia	Total
(1) Net Foreign Sales:	25,634	7,482	5,687	38,804
(2) Net Consolidated Sales:				217,010
(3) Ratio of net foreign sales to consolidated sales:	11.8%	3.4%	2.6%	17.9%

Notes: 1. Net foreign sales are defined as total net sales by the Company and its consolidated subsidiaries in countries and regions other than Japan.

2. Method of Classification of Countries and Regions by Segment and Main Countries and Regions Belonging to Each Segment

(1) Classification of countries and regions by segment is based on geographical proximity.

(2) Main countries or regions included in each segment:

(i) North America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Singapore, Thailand, South Korea, Australia

② Lease Transactions

1. Lessee Side

(1) Finance lease transactions other than those in which titles to leased property are transferred to lessees

(i) Assumed amounts corresponding to acquisition cost, accumulated depreciation and period-end balance of leased property

Current Interim Period (ended September 30, 2001)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	(Software)	Total
Acquisition cost	199	-	523	722
Accumulated depreciation	88	-	280	369
Balance	110	-	242	353

Prior Interim Period (ended September 30, 2000)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	(Software)	Total
Acquisition cost	307	69	528	905
Accumulated depreciation	150	50	203	404
Balance	157	18	324	501

Prior Fiscal Year (ended March 31, 2001)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	(Software)	Total
Acquisition cost	187	-	537	724
Accumulated depreciation	74	-	240	315
Balance	112	-	296	409

(Note) Amounts corresponding to acquisition costs are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the period is small.

(ii) Amount corresponding to the balance of unaccrued lease rent at the end of the period

Millions of Yen

	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Payable within one year	138	160	141
Payable after one year	214	340	267
Total	353	501	409

(Note) Amount corresponding to the balance of unaccued lease rent at the end of the period is calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the period is small.

(iii) Lease rent paid and the amount corresponding to depreciation

	Millions of Yen		
	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Lease rent paid	73	89	191
Amount corresponding to depreciation	73	89	191

(iv) Computation of the amount corresponding to depreciation

Depreciation is determined by the straight-line method using lease periods for useful lives and zero for residual values.

(2) Operating lease transactions

(i) Unaccrued lease rent

	Millions of Yen		
	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Payable within one year	288	332	275
Payable after one year	376	589	457
Total	665	922	732

2. Lessor Side

(1) Finance lease transactions other than those in which titles to leased property are transferred to lessees.

(i) Acquisition costs, accumulated depreciations and year-end balances of leased property included in fixed assets

Current Interim Period (ended September 30, 2001)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	(Software)	Total
Acquisition cost	743	69	24	837
Accumulated depreciation	337	33	19	390
Balance	405	35	5	446

Prior Interim Period (ended September 30, 2000)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	(Software)	Total
Acquisition cost	1,085	104	49	1,240
Accumulated depreciation	769	69	25	865
Balance	315	34	24	375

Prior Fiscal Year (ended March 31, 2000)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	(Software)	Total
Acquisition cost	1,002	58	24	1,086
Accumulated depreciation	815	32	16	864
Balance	186	26	8	221

(ii) Amount corresponding to the balance of unearned lease rent at the end of the period

Millions of Yen

	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Payable within one year	158	311	187
Payable after one year	366	140	86
Total	524	451	273

(Note) Amount corresponding to the balance of unearned lease rent at the end of the period is calculated inclusive of assumed interest income because the ratio of the total balance of unearned lease rent and the total estimated remaining values to trade receivables at the end of the period is small.

(iii) Lease rent received and depreciation

	Millions of Yen		
	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Lease rent received	106	227	423
Depreciation	89	193	357

(2)Operating lease transactions

(i) Unaccrued lease rent

	Millions of Yen		
	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Payable within one year	18	15	16
Payable after one year	17	10	14
Total	36	25	30

③ Securities

* "Shares of Subsidiaries and Affiliated Companies Having Market Values" for the current interim period can be found in the notes to the financial statements.

1. Bonds held to maturity with market values

	Millions of Yen (*Rounded Down)*		
	End of Current Interim Period (September 30, 2001)		
	Balance Sheet	Market Price	Difference
Government and Local Government Bonds	9	9	-
Corporate Bonds	-	-	-
Other	-	-	-
Total	9	9	-
	End of Prior Interim Period (September 30, 2000)		
	Balance Sheet	Market Price	Difference
Government and Local Government Bonds	9	9	-
Corporate Bonds	-	-	-
Other	-	-	-
Total	9	9	-
	End of Prior Fiscal Year (March 31, 2001)		
	Balance Sheet	Market Price	Difference
Government and Local Government Bonds	9	9	-
Corporate Bonds	-	-	-
Other	-	-	-
Total	9	9	-

2. Other securities with market values

	End of Current Interim Period (September 30, 2001)		
	Acquisition Cost	Balance Sheet	Difference
Stocks	3,108	5,689	2,580
Bonds	301	299	(1)
Government and Local Government Bonds	-	-	-
Corporate Bonds	301	299	(1)
Other	-	-	-
Other	537	520	(16)
Total	3,946	6,509	2,562
	End of Prior Interim Period (September 30, 2000)		
	Acquisition Cost	Balance Sheet	Difference
Stocks	2,910	5,153	2,242
Bonds	134	133	(1)
Government and Local Government Bonds,	-	-	-
Corporate Bonds	-	-	-
Other	134	133	(1)
Other	-	-	-
Total	3,045	5,286	2,241

	End of Prior Fiscal Period (March 31, 2001)		
	Acquisition Cost	Balance Sheet	Difference
Stocks	3,206	7,166	3,960
Bonds	100	101	-
Government and Local Government Bonds	100	101	-
Corporate Bonds	-	-	-
Other	-	-	-
Other	-	-	-
Total	3,306	7,268	3,961

3. Principal Securities Not Valued at Market (Excluding Bonds Held to Maturity with Market Values)

	Millions of Yen *(Rounded Down)*		
	End of Current Interim Period (September 30, 2001)	End of Prior Interim Period (September 30, 2000)	End of Prior Fiscal Year (March 31, 2001)
Bonds held to maturity:	21	21	21
Unlisted bonds	21	21	21
Other securities:	674	1,154	992
Unlisted stocks (excluding OTC stocks)	665	1,154	942
Unlisted bonds	9	-	50
Other:	4,599	4,808	3,991
Medium-term government bond fund	1,148	3,503	2,846
MMF	3,450	1,304	1,145

④ Derivative Transactions

(1) Currency related

Millions of Yen (*Rounded Down)*

Type	End of Current Interim Period (September 30, 2001)			End of Prior Interim Period (September 30, 2000)			End of Prior Fiscal Year (March 31, 2001)		
	Contract	Market Value	Gain (loss)	Contract	Market Value	Gain (loss)	Contract	Market Value	Gain (loss)
Exchange contracts	719	715	(4)	-	-	-	238	246	8
Currency options	606	(5)	(5)	-	-	-	-	-	-
Total			(9)			-			8

Notes: 1. Method of determining market values: Provided by transaction partner financial institutions.

2. Items for which hedge accounting applies are excluded from disclosure.

(2) Interest rate related

Millions of Yen (*Rounded Down)*

Type	End of Current Interim Period (September 30, 2001)			End of Prior Interim Period (September 30, 2000)			End of Prior Fiscal Year (March 31, 2001)		
	Contract	Market Value	Gain (loss)	Contract	Market Value	Gain (loss)	Contract	Market Value	Gain (loss)
Interest swaps	-	-	-	1,500	(22)	(22)	1,500	(16)	(16)
Caps	700	-	(8)	500	6	6	500	-	-
Total			(8)			(16)			(15)

Notes: 1. Method of determining market values: Provided by transaction partner financial institutions.

2. Items for which hedge accounting applies are excluded from disclosure.

BANDAI

V. Production, Orders Received and Net Sales

1. Production

Production by area segment during the interim consolidated period under review is as follows:

	Millions of Yen *Rounded Down, Except Where Noted*	
	Amount	Change from prior period
Toys and amusement area	8,677	(26.2%)
Media area	7,150	(9.1%)
Other areas	-	-
Total	15,827	(19.3%)

Notes: 1. The above amounts are stated at manufacturing cost.
2. Fees for using rights of commercialization are included.
3. The above amounts were obtained after elimination of inter-business area transactions.

2. Orders Received

Orders received by area segment during the interim consolidated period under review are as follows:

	Millions of Yen *Rounded Down, Except Where Noted*			
	Orders Received	Change from prior period	Order Backlog	Change from prior period
Toys and amusement area	274	393.1%	26	108.4%
Media area	2,885	(74.7%)	1,735	59.8%
Other areas	-	-	-	-
Total	3,160	(72.4%)	1,762	60.4%

Note: The above amounts were obtained after elimination of inter-business area transactions.

3. Net Sales

Net sales by area segment during the interim consolidated period under review are as follows:

	Millions of Yen *Rounded Down, Except Where Noted*	
	Amount	Change prior period
Toys and amusement area	93,490	7.0%
Media area	14,083	12.5%
Other areas	6,438	(0.9%)
Elimination	(3,691)	(4.6%)
Total	110,321	7.2%

Note: Net sales by principal customer and ratio thereof to total net sales are as follows:

Millions of Yen (*Rounded Down)*

Customer	Current interim period		Prior interim period	
	Amount	Percent total	Amount	Percent total
Happinet Corp.	18,282	16.6%	19,937	19.4%

VI. Material Subsequent Event

In accordance with the Land Revaluation Law (Law No. 34, promulgated as of March 31, 1998), revaluation of land used for business purposes was implemented by the Meeting of the Board of Directors on October 31, 2001, as summarized below:

1. Date of revaluation: March 31, 2002

2. Reason for revaluation: To correct any discrepancy between book and market values for land used for business purposes owned by the Company and to fairly value assets.

3. Revaluation method: The Company calculated values by making rational adjustments including corrections of values by depth, based upon the procedure stipulated and issued by the Director of the National Tax Agency to calculate land values that form the basis of tax value calculations for land taxes as set forth in Article 16 of the Land Price Tax Law (May 2, 1991 Law No. 69) stipulated by Article 2, item 4 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated as of March 31, 1998).

4. General ledger value of the relevant land used for business purposes before revaluation:

   33,541 million yen

5. General ledger value of the relevant land used for business purposes after revaluation (estimated):

   13,450 million yen

6. Affect on financial status and operating performance (estimated):

   As shown in the general ledger values before and after reevaluation (4 and 5 above), the land value after revaluation is less than the value before revaluation by 20,091 million yen. Hence, upon adjustment for consolidation and as set forth in Article 7, Clauses 1 and 2 of the Land Price Tax Law, 8,330 million yen of the balance is allocated to "Deferred Tax Assets for Land Revaluation" and the remainder of 11,504 million yen is deducted as "Difference in Land Revaluation" from Shareholders' Equity. The revaluation of this land has negligible effect on income and cash flows.

Bandai

Interim Non-Consolidated Results

(April 1, 2001 to September 30, 2001)

November 13, 2001

Financial Statements (Non-Consolidated)

For the interim ended September 30, 2001

BANDAI CO., LTD.

Stock Code: 7967

Stock Exchange: Tokyo Stock Exchange (TSE)

Head office: Tokyo, Japan

Bandai pays interim dividends.

Date of the Meeting of the Board of Directors: November 13, 2001

Interim Dividends: Yes

Date of the Interim Dividends payment: December 12, 2001

All data in millions of yen, rounded down, except dividends, per share amounts and percents.

1. Business Results for the Interim Period Ended September 30, 2001

(1) Non-Consolidated Operating Results

(In millions of yen, rounded down - except where noted)

	Net Sales		Operating Income		Recurring Income	
Interim Period Ended September 30, 2001	57,493	(2.6%)	4,498	(4.7%)	5,093	2.6%
Interim Period Ended September 30, 2000	59,049	9.2%	4,721	115.8%	4,962	86.8%
Fiscal Year Ended March 31, 2001	120,959		6,952		7,440	

	Net Income		Net Income Per Share
Interim Period Ended September 30, 2001	2,444	(51.1%)	49.99 yen
Interim Period Ended September 30, 2000	5,003	326.6%	102.28 yen
Fiscal Year Ended March 31, 2001	6,364		130.10 yen

Notes: 1) Average number of shares outstanding during the period:

Interim period ended September 30, 2001: 48,902,703 shares
Interim period ended September 30, 2000: 48,921,882 shares
Fiscal year ended March 31, 2001: 48,921,882 shares

*Average number of shares outstanding during the current interim period is calculated after deducting treasury stocks.

2) Changes in accounting procedures:

3) All percents represent changes compared with the prior interim period ended September 30, 2000.

(2) State of Dividends

	Interim Dividend Per Share	Annual Dividend Per Share
Interim Period Ended September 30, 2001	15.00 yen	-
Interim Period Ended September 30, 2000	15.00 yen	-
Fiscal Year Ended March 31, 2001	-	30.00 yen

(3) Non-Consolidated Financial Position

(In millions of yen, rounded down - except where noted)

	Total Assets	Shareholders' Equity	Equity Ratio	Equity Per Share
Interim Period Ended September 30, 2001	142,552	98,241	68.9%	2,008.13
Interim period Ended September 30, 2000	144,880	96,178	66.4%	1,965.97
Fiscal Year Ended March 31, 2001	144,365	97,375	67.5%	1,990.42

Notes: 1) Total number of issued shares outstanding at the end of the period:

Interim period ended September 30, 2001: 48,921,856 shares
Interim period ended September 30, 2000: 48,921,882 shares
Fiscal year ended March 31, 2001: 48,921,882 shares

*Total number of issued shares outstanding at the end of the current interim period is calculated after deducting treasury stocks.

2) Total number of treasury stock at the end of the period :

Interim period ended September 30, 2001: 26 shares

(4) Fiscal Year 2001 Full Year Projections (April 1, 2001 - March 31, 2002) (In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Fiscal Year Ending March 31, 2002	120,000	8,500	4,500

	Year-End Dividend Per Share	Annual Dividend Per Share
Fiscal Year Ending March 31, 2002	15.00 yen	30.00 yen

Reference: Projected earnings per share for fiscal year 2001 (Fiscal year ending March 31, 2002): 91.98 yen

I. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheet

	Millions of Yen *Rounded Down, Except Where Noted*					
	As of September 30, 2001		As of September 30, 2000		As of March 31, 2001	
(Assets)	Amount	%	Amount	%	Amount	%
CURRENT ASSETS:						
Cash and Time Deposits	13,175		12,606		21,437	
Notes Receivable – Trade	3,897		3,107		2,794	
Accounts Receivable – Trade	19,553		21,027		20,354	
Marketable Securities	2,000		-		-	
Inventories	2,656		2,238		1,856	
Short-Term Loans Receivable	7,627		335		410	
Deferred Tax Assets – Current	1,509		5,285		2,450	
Other Current Assets	5,275		7,784		5,911	
Allowance for doubtful receivables	(149)		(372)		(139)	
Total Current Assets:	**55,546**	**39.0**	**52,012**	**35.9**	**55,076**	**38.2**
FIXED ASSETS:						
Property, Plant and Equipment	43,699	30.6	46,437	32.1	43,900	30.4
Buildings and Structures	6,038		7,338		6,489	
Tools, Furniture and Fixtures	3,340		4,237		3,215	
Land	33,541		34,230		33,541	
Other Properties	779		630		653	
Intangible Fixed Assets	1,437	1.0	1,601	1.1	1,591	1.1
Investment and Other Assets	41,868	29.4	44,829	30.9	43,797	30.3
Investment in Securities	4,186		4,811		5,761	
Investment in Affiliated Companies	31,482		31,465		31,598	
Treasury Stock	-		846		93	
Deferred Tax Assets-Non-Current	4,960		5,159		4,218	
Other Investments	1,477		3,217		2,394	
Allowance for doubtful receivables	(239)		(672)		(270)	
Total Fixed Assets:	**87,005**	**61.0**	**92,867**	**64.1**	**89,289**	**61.8**
TOTAL ASSETS	**142,552**	**100.0**	**144,880**	**100.0**	**144,365**	**100.0**

	Millions of Yen *Rounded Down, Except Where Noted*					
	As of September 30, 2001		As of September 30, 2000		As of March 31, 2001	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
CURRENT LIABILITIES:						
Notes Payable – Trade	7,257		7,268		8,379	
Accounts Payable– Trade	9,429		11,517		10,253	
Current Maturities of Long-Term Debt	5,000		-		5,000	
Accounts Payable – Other	3,556		3,650		4,786	
Accrued Income Taxes	594		2,288		21	
Accrued Consumption Taxes	186		269		282	
Accrued Bonus	-		1,379		1,276	
Other Current Liabilities	1,924		792		536	
Total Current Liabilities:	**27,949**	**19.6**	**27,166**	**18.7**	**30,536**	**21.1**
FIXED LIABILITIES:						
Bonds	15,000		20,000		15,000	
Accrued Retirement and Severance Benefits	297		513		403	
Officers' Retirement Allowance Reserve	444		403		431	
Other Fixed Liabilities	618		618		618	
Total Fixed Liabilities:	**16,361**	**11.5**	**21,535**	**14.9**	**16,453**	**11.4**
TOTAL LIABILITIES:	**44,310**	**31.1**	**48,702**	**33.6**	**46,990**	**32.5**
(Shareholders' Equity)						
Common Stock	23,626	16.6	23,626	16.3	23,626	16.4
Capital Surplus	22,959	16.1	22,959	15.9	22,959	15.9
Retained Earnings Appropriated for Legal Reserve	1,645	1.2	1,489	1.0	1,562	1.1
Other Retained Earnings	49,343	34.6	47,236	32.6	47,797	33.1
Voluntary Reserves	46,034		41,448		41,448	
Unappropriated Retained Earnings at the End of the Period	3,308		5,787		6,348	
Other Valuation Differences of Securities	667	0.4	867	0.6	1,429	1.0
Treasury Stock	-	-	-	-	-	-
Total Shareholders' Equity	**98,241**	**68.9**	**96,178**	**66.4**	**97,375**	**67.5**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	142,552	100.0	144,880	100.0	144,365	100.0

(2) Non-Consolidated Statement of Income

	Interim Period April 1, 2001 to September 30, 2001		Interim Period April 1, 2000 to September 30, 2000		Fiscal Year April 1, 2000 to March, 31, 2001	
	Millions of Yen *Rounded Down, Except Where Noted*					
	Amount	%	Amount	%	Amount	%
Net Sales	**57,493**	**100.0**	**59,049**	**100.0**	**120,959**	**100.0**
Cost of Sales	36,928	64.2	37,252	63.1	80,307	66.4
Gross Profit	**20,564**	**35.8**	**21,797**	**36.9**	**40,651**	**33.6**
Selling, General and Administrative Expenses	16,066	28.0	17,075	28.9	33,698	27.9
Operating Income	**4,498**	**7.8**	**4,721**	**8.0**	**6,952**	**5.7**
Non-Operating Income	966	1.7	810	1.4	1,403	1.2
Non-Operating Expenses	371	0.6	569	1.0	916	0.7
Ordinary Income	**5,093**	**8.9**	**4,962**	**8.4**	**7,440**	**6.2**
Extraordinary Income	14	-	3,968	6.7	5,611	4.6
Extraordinary Loss	1,150	2.0	410	0.7	2,157	1.8
Net Income before Taxes	3,957	6.9	8,520	14.4	10,894	9.0
Corporate Income, Inhabitant, and Enterprise Taxes	761	1.3	2,376	4.0	21	-
Tax Adjustments	751	1.3	1,140	1.9	4,508	3.7
Net Income	**2,444**	**4.3**	**5,003**	**8.5**	**6,364**	**5.3**
Profit or loss brought forward	863		784		784	
Interim Cash Dividend	-		-		727	
Amount Recorded as Retained Earnings Appropriated for Legal Reserve	-		-		72	
Unappropriated Retained Earnings at the End of the Term	**3,308**		**5,787**		**6,348**	

I . Information Concerning Accounting Policies

(1) Valuation Basis and Methods for Assets:

1. Marketable securities:

Bonds to be held to maturity:
Stated at amortized cost (straight-line method).

Shares of subsidiaries and affiliated companies:
Stated at cost based under the moving average method.

Other securities:
Securities with market values:
- Stated at market value using, among others, market prices on the current period end date (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method.).

Securities without market values:
- Stated at cost under the moving average method.

Derivative trading:

Stated using the market price method.

Inventories:

Stated at cost under the gross average method.

(2) Depreciation Methods for Fixed Assets:

(i) Property, plant and equipment:
Declining balance method is used. Useful life of buildings and structures is 3 to 50 years and useful life of tools, furniture and fixtures is 2 to 20 years.

(ii) Intangible fixed assets:
Straight-line method is used. Useful life of software used internally is 5 years.

(3) Basis for Provisions:

(i) Allowance for doubtful receivables:
Ordinary receivables:
- Historical credit loss ratios are used.

Risky receivables and receivables from companies under bankruptcy or reorganization processes:
- Uncollectible amounts are recorded based on individual consideration of the account's potential for collection.

(ii) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the interim period in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following fiscal year (within the average remaining period of service for affected employees).

(iii) Officers' retirement allowance reserve:
Amounts payable are recorded in accordance with internal rules if all directors and corporate auditors would have retired at the end of the interim period.

(4) Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at interim period end, and resulting gains or losses are included in income.

(5) Accounting Policies for Lease Transactions:

Finance lease transactions other than those in which it is accepted that ownership of leased property is transferred to lessees are accounted for by applying such accounting treatment as is applicable to ordinary (operating) lease transactions.

(6) Other Significant Information Concerning the Preparation of Interim Consolidated Financial Statements

(i) Accounting treatment of consumption tax:
Consumption tax is accounted for separately and is not included in each account.

(ii) Treatment of reduction reserve through appropriation of earnings:
Taxes due and tax adjustments for the current interim period are recorded at amounts based on the estimated use of the reduction reserve through the appropriation of earnings for the period.

II .Additional Information

(1) Accrued Bonuses:

In the past bonuses to be paid to employees had been recorded as "Accrued Bonuses", but with the publication of the Research Center Review Information No.15 "Concerning Financial Statement Titles to Be Used for Accrued Bonuses for Employees" (dated February 14, 2001, by JIPCA), these amounts will now be recorded as accrued expenses and are classified as "Other Current Liabilities" on the interim balance sheet. The applicable amount included in Other Current Liabilities for this interim period is 1,288 million yen.

(2) Treasury Stock:

Previously, treasury stock (0 yen at the end of the interim period) was reported as current assets and investments and other assets. However, by applying the "Regulations Concerning Terminology, Forms and Preparation of Interim Financial Statements", based on the proviso of Article 3 of the Supplementary Provisions of "Cabinet Order to Amend Part of the Cabinet Order Concerning Trading and Deposit Monies Stipulated in the Securities and Exchange Law, Article 161-2" (dated September 25, 2001, Cabinet Order No. 76), treasury stock is now reported as a deduction at the end of the Stockholders' Equity section.

Ⅲ.Notes

(Notes to Interim Balance Sheet)

	Millions of Yen *Rounded Down, Except Where Noted*		
	As of September 30, 2001	As of September 30, 2000	As of March 31, 2001
1. Accumulated Depreciation of Property, Plant and Equipment	19,528	25,728	19,187
2. Assets Offered as Securities			
Cash and Time Deposits	80	80	80
(Collateral for payment guarantees)			
3 Guarantee Obligations and Quasi-Guarantee Acts			
Debts of the companies below are guaranteed			
Company Name			
BANDAI AMERICA INC.	227	4,893	13
Sanko Shoji K.K.	545	576	563
	(including 145*)	(including 176*)	(including 163*)
BANDAI INDUSTRIAL CO., LTD.	402	489	604
BANDAI ESPANA S.A.	4	129	-
PLEX CO., LTD.	-	79*	-
Total	1,180	6,166	1,180

*These amounts are covered by quasi-guarantee acts (submission of management directive memorandums).

4. Notes maturing at the end of the current interim period and fiscal year
For the treatment of notes maturing at the end of the current interim period and fiscal year, the settlement of notes held have been processed as of the day of exchange. As each of the ends of the current interim period, the prior fiscal year and the prior interim period was a banking holiday, the notes then maturing were included in the following items:

Notes Receivable	338	206	331
Notes Payable	39	91	408

(Notes to Interim Income Statement)

	Interim Period April 1, 2001 to September 30, 2001	Interim Period April 1, 2000 to September 30, 2000	Fiscal Year April 1, 2000 to March 31, 2001
	Millions of Yen *Rounded Down, Except Where Noted*		
1. Major components of Non-Operating Income			
Interest Income	17	26	60
Dividend Income	531	330	478
Rental Income	352	302	658
2. Major components of Non-Operating Expenses			
Bond Interest	225	297	446
Amortization of Bond Premiums	-	95	95
Leased Asset Expense	124	151	236
3. Major components of Extraordinary Income			
Gain on Sale of Fixed Assets	-	2	3
Gain on Sale of Affiliated Company Stock	-	-	1,200
Gain on Reduction of Stock Warrants	-	3,677	3,677
Reversal of Allowance for Doubtful Receivables	14	-	380
Reversal of Reserve for Loss on Liquidation of Affiliated Company	-	-	60
Reversal of Allowance for Prior Service Cost	-	288	288
4. Major components of Extraordinary Loss			
Loss on Sale of Fixed Assets	-	36	824
Loss on Retirement of Fixed Assets	557	8	738
Loss on Valuation of Investment in Securities	264	10	13
Loss on Valuation of Affiliated Company Stock	-	13	13
Loss on Valuation of Guarantee Money Deposited	12	62	102
Extraordinary Retirement Payment	-	143	286
Loss on Liquidation of Affiliated Company	52	-	-
Loss on Capital Investment in Movie Investment Association	265	-	-
Increase in Allowance for Doubtful Receivables	-	134	177
5. Depreciation			
Property, Plant and Equipment	1,159	1,444	3,223
Intangible Fixed Assets	163	41	164

(Notes Related to Lease Transactions)

①. Lease Transactions

1. Lessee Side

(1) Finance lease transactions other than those in which it is accepted that title to leased property are transferred to lessees

(i) Assumed amounts corresponding to acquisition cost, accumulated depreciation and each period-end balance of leased property

Current Interim Period (Ended September 30, 2001)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	528	63	235	826
Accumulated depreciation	236	58	156	451
Balance	291	4	79	375

Prior Interim Period (Ended September 30, 2000)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	1,119	595	690	2,405
Accumulated depreciation	816	582	523	1,922
Balance	303	13	166	483

Prior Fiscal Year (Ended March 31, 2001)

	(Property, plant and equipment)		(Intangible fixed assets)	
	Tools, appliances and fixtures	Other	Software	Total
Acquisition cost	1,153	573	711	2,439
Accumulated depreciation	859	565	551	1,977
Balance	293	8	160	462

(Note) Amounts corresponding to acquisition costs are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the period is small.

(ii) Amount corresponding to the balance of unaccrued lease rent at the end of period

	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Payable within one year	146	189	164
Payable after one year	229	293	298
Total	375	483	462

(Note) Amount corresponding to the balance of unaccrued lease rent at the end of the period is calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the period is small.

(iii) Lease rent paid and the amount corresponding to depreciation

	Millions of Yen		
	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Lease rent paid	84	115	226
Amount corresponding to depreciation	84	115	226

(iv) Computation of the amount corresponding to depreciation

Depreciation is determined by the straight-line method using lease periods for useful lives and zero for residual values.

2. Lessor Side

(1) Operating lease transactions.

(i) Unaccrued lease rent

	Millions of Yen		
	Current interim period (ended September 30, 2001)	Prior interim period (ended September 30, 2000)	Prior fiscal year (ended March 31, 2001)
Payable within one year	125	125	125
Payable after one year	1,447	1,573	1,510
Total	1,573	1,699	1,636

②. Securities

Securities (excluding those shares of subsidiaries and affiliated companies having market values) for the current period are described in the notes to the financial statements.

Shares of Subsidiaries and Affiliated Companies Having Market Values

Millions of Yen *(Rounded Down)*

	Current Interim Period (ended September 30, 2001)		
	Balance Sheet	Market Price	Difference
Shares in subsidiaries	2,084	6,608	4,524
Shares in affiliated companies	1,223	2,767	1,543
Total	3,308	9,375	6,067

Millions of Yen *(Rounded Down)*

	Prior Interim Period (ended September 30, 2000)		
	Balance Sheet	Market Price	Difference
Shares in subsidiaries	308	1,042	734
Shares in affiliated companies	1,223	6,134	4,910
Total	1,532	7,177	5,645

Millions of Yen *(Rounded Down)*

	Prior Fiscal Year (ended March 31, 2001)		
	Balance Sheet	Market Price	Difference
Shares in subsidiaries	2,084	6,841	4,757
Shares in affiliated companies	1,223	4,552	3,328
Total	3,308	11,394	8,086

II. Material Subsequent Event

In accordance with the Land Revaluation Law (Law No. 34, promulgated as of March 31, 1998), revaluation of land used for business purposes was implemented by the Meeting of the Board of Directors on October 31, 2001, as summarized below:

1. Date of revaluation: March 31, 2001

2. Reason for revaluation: To correct any discrepancy between book and market values for land used for business purposes owned by the Company and to fairly value assets.

3. Revaluation method: The Company calculated values by making rational adjustments including corrections of values by depth, based upon the procedure stipulated and issued by the Director of the National Tax Agency to calculate land values that form the basis of tax value calculations for land taxes as set forth in Article 16 of the Land Price Tax Law (May 2, 1991 Law No. 69) stipulated by Article 2, item 4 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, promulgated as of March 31, 1998).

4. General ledger value of the relevant land used for business purposes before revaluation:

   33,541 million yen

5. General ledger value of the relevant land used for business purposes after revaluation (estimated):

   13,450 million yen

6. Affect on financial status and operating performance (estimated):

   As shown in the general ledger values before and after reevaluation (4 and 5 above), the land value after revaluation is less than the value before revaluation by 20,091 million yen. Hence, as set forth in Article 7, Clauses 1 and 2 of the Land Price Tax Law, 8,438 million yen of the balance is allocated to Deferred Tax Assets for Land Revaluation and the remainder of 11,652 million yen is deducted as Difference in Land Revaluation from Shareholders' Equity. The revaluation of this land has negligible effect on income and cash flows.